

Advantage Announces Increase in Credit Facilities
Borrowing Base to $300 Million

(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA, October 24, 2013 – Advantage Oil & Gas Ltd. ("**Advantage**" or the "**Corporation**") announced today that its lenders have completed their regular semi-annual review of the credit facility borrowing base. Advantage's borrowing base will increase from $230 million to $300 million and continue to provide significant financial flexibility in support of future capital program requirements and general corporate purposes. The increase resulted from recognition of Advantage's strong third quarter 2013 average production at Glacier estimated at 110 mmcfe/d, increased proven developed producing reserves and strong natural gas commodity hedge positions. Advantage's bank indebtedness was approximately $140 million as of September 30, 2013.

Our current Phase VI capital development program at Glacier is targeted to increase production to 135 mmcfe/d by Q2 2014. Advantage's next regular annual review of its credit facility borrowing base is scheduled for June 2014.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

"intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the targeted production levels going forward; the increased borrowing base under the Corporation's Credit Facility; the Corporation's expectation that the increased borrowing base will provide significant financial flexibility in support of Advantage's future capital program requirements and general corporate purposes; the estimated bank indebtedness of Advantage as of September 30, 2013; the anticipated timing of the next annual review of the credit facility borrowing base; and the Corporation's plans to work on a Phase VII capital development program and the expected increase to production therefrom and the timing thereof. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These forward-looking statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: the impact of general economic and industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; environmental risks; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; unexpected drilling results; changes or fluctuations in production levels; failure to achieve anticipated production levels; delays in anticipated timing of drilling and completion of wells; obtaining required approvals of regulatory authorities; and the other risks considered under "Risk Factors" in Advantage's Annual Information Form dated March 26, 2013, which is available at www.sedar.com and www.advantageog.com.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding: current commodity prices and royalty regimes; availability of skilled labour; timing and amount of capital expenditures; future exchange rates; the price of oil and natural gas; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; royalty rates; future operating costs; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

These forward-looking statements are made as of the date of this press release and the Corporation disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.